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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ClaritySpring Securiities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Fifth Ave, Suite 813

(No. and Street)

New York, New York 10017

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co., LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor, New York, New York 10018

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ClaritySpring Securities LLC, as of February 23, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARITYSPRING SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
PUBLIC DOCUMENT

CLARITYSPRING SECURITIES LLC

CONTENTS

The accompanying notes are an integral part of these financial statements.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Clarity Spring Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Clarity Spring Securities LLC, as of December 31, 2016. This statement of financial condition is the responsibility of Clarity Spring Securities LLC. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clarity Spring Securities LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 23, 2017

CLARITYSPRING SECURITIES LLC

Statement of Financial Condition

December 31, 2016

ASSETS:	
Cash	$ 52,827
TOTAL ASSETS	$ 52,827
LIABILITIES AND MEMBER'S EQUITY:	
Accounts payable and accrued expenses	$ 27,450
TOTAL LIABILITIES:	27,450
Member's Equity	25,377
TOTAL LIABILITIES AND MEMBER'S EQUITY:	$ 52,827

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

ClaritySpring Securities, LLC ("the Company", "the LLC", "or "CSS") was organized in Delaware on August 11, 2015 and is wholly owned by ClaritySpring Inc. ("the Parent"). The Company commenced operations as a broker/dealer on February 18, 2016, the date it was approved as a broker/dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company advises its customers in raising capital through its distribution channels and commercial operations.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less. The Company did not have any cash equivalents at December 31, 2016.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation (FDIC).

Note 2 - Net Capital Requirements

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that for the first year of a broker dealer the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

For the year ended December 31, 2016, the Company had revenues from one customer which accounted for 100% of total revenue. The Company believes that due to the nature of its business, this does not constitute a significant risk regarding its net capital requirement or otherwise.

At December 31, 2016, the Company had net capital of $25,377, which was $20,377 in excess of its net capital requirement of $5,000.

Note 3 - Income Taxes

The Company is a LLC, and files consolidated federal, state and local tax returns with its only member, its Parent, and as a result is a "disregarded entity" for tax purposes. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return and tax payments, if any, are paid to its Parent for its proportionate share of taxes. The Company has no uncertain tax positions. Management allocates tax expense and tax benefits based on the proportional share of taxable income or loss. In 2016 the Company had no liability for such taxes as of December 31, 2016. The earliest year subject to examination by these taxing authorities is 2015.

The Company has a deferred income tax asset of approximately $2,221 at December 31, 2016 related to the current year net loss. A valuation allowance has been established offsetting the $2,221 as the ultimate realization of these benefits is uncertain. The Partnership had net operating loss carry forwards of approximately $14,806 as of December 31, 2016, which will begin to expire in 2036.

Note 4 - Securities Investor Protection Corporation

The Company is exempt from the provisions of the rule 17a-5(e)(4) of the Securities Exchange Commission as of December 31, 2016. In accordance with the Securities Investors Protection Corporation ("SIPC") instructions to form SIPC 7 indicate, in paragraph F, that Rule 17a-5(e)(4) requires only SIPC members who are not exempted from audit requirement and whose gross revenues are in excess of $500,000 to file supplemental report of independent registered public accounting firm on applying agreed – upon procedures. The Company's gross revenues do not exceed $500,000 and is exempt from the reporting requirements for the year ended December 31, 2016.

Note 5 - Related Party Transactions

The Company has entered into an expense sharing agreement (the "Agreement") with its parent company ClaritySpring Inc. (the "Parent") as of June 1, 2016 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses related to the business of the Company. Any expenses paid by the Parent will be reimbursed by the Company at cost including use of the New York office space (office space lease is in the name of the Parent).

The Agreement shall be terminated upon the cessation of the Company's commercial operations.

Note 6 - Agency Agreements

The Company has entered into two agreements for the year ended December 31, 2016. The first agreement is with a hedge fund (the "Fund") and the second agreement is a registered representative ("RR") agreement with an individual whose client is the Fund. The Fund will make payments to the Company, pursuant to the terms of the agreement, for purchases of interests in the Fund from an approved list of eligible investors, as defined, introduced by the RR. The agreement between the RR and the Company does allow the Company to keep a portion of the payments received from the Fund as a commission however; for the year ended December 31, 2016 the Company waived its right to all commissions. In addition for the year ended December 31, 2016 the Company received $75,000 from the Fund and paid $50,000 to the RR and recorded a payable of $25,000, which is included in accounts payable and accrued expenses on the statement of financial condition at December 31, 2016.

Note 7 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2016, through February 23, 2016 the date the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.